UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PMI Construction Group, Inc.

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(Name Of Issuer)

Common Stock

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(Title of Class of Securities)

69344N109

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(CUSIP Number)

PMI Construction Group, Inc., 2522 Alice Drive, West Jordan, Utah 84088

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(Name, Address and telephone Number of Persons Authorized to Receive Notices and Communications)

October 31, 2008

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(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 69344N109

1. Name of Reporting Person: C. Eugene Gronning

2. Check the Appropriate Box if a Member of a Group: NA

3. SEC Use Only

4. Source of Funds: PF

5. Check Box if Disclosure of Legal Proceedings is required pursuant to items 2(d) or 2(e): NA

6. Citizenship or Place of Organization: State of Utah, United States

Number of shares beneficially owned by each reporting person with:

7. Sole Voting Power: 6,903,320

8. Shared Voting Power: 6,903,320

9. Sole Dispositive Power: 6,903,320

10. Shared Dispositive Power: 6,903,320

11. Aggregate Amount Beneficially owned by Each Reporting Person: 6,903,320

12. Check Box if the Aggregate Amount in Box (11) Excludes Certain Shares: NA

13. Percent of Class Represented by Amount in Row (11): At February 12, 2008, the 6,903,320 shares would represent 44% of the issued and outstanding shares.

14. Type of Reporting Person: IN-Individual

Item 1. Security and Issuer:

This statement relates to shares of Common Stock of PMI Construction Group, Inc. (the "Issuer") whose address is 2522 Alice Drive, West Jordan, Utah 84088.

Item 2. Identity and Background:

(a)	C. Eugene Gronning

(b)	2522 Alice Drive, West Jordan, Utah 84088

(c)	Mr. Gronning is the president and director of the Issuer.

(d)	Mr. Gronning has not been convicted in a criminal proceeding.

(e) Mr. Gronning is not and has not been a party to a civil proceeding of a judicial or administrative body which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on findings any violation with respect to such laws.

(f)	Mr. Gronning is a citizen of the United States.

Item 3. Source and Amount of Funds or other Consideration:

The shares of common stock of the Issuer were purchased by Mr. Gronning for$6,000 plus accured interest on a convertible note of $833. All funds used in the purchase were personal funds of Mr. Gronning.

Item 4. Purpose of Transaction:

The securities were acquired for investment purposes. Mr. Gronning will be looking for potential merger or acquisitions involving the Issuer. At this time no acquisitions or mergers have been identified. Mr. Gronning has no other plans for the Issuer or its securities.

Item 5. Interest in Securities of the Issuer.

(a) Mr. Gronning acquired the 6,903,320 shares on 2,000,000 shares in June of 2006 and 4,903,320 shares in July of 2006. The shares represent 44% of the issued and outstanding shares of the Issuer. The shares were acquired directly from the Issuer. Mr. Gronning does not have a present intention of acquiring additional shares of the Issuer. All shares were acquired for investment purposes.

(b)	Mr. Gronning has sole power to vote all of its shares.

(c) During the past 60 days, Mr. Gronning has not sold or acquired any shares of the Issuer except as set forth above.

(d) Mr. Gronning has the sole right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of the Issuer's shares of common stock held by Mr. Gronning.

(e)	Mr. Gronning is still a five percent shareholder.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. Gronning is not currently a party to any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7. Materials to be filed as Exhibits.

None

Signature: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 21, 2008

C. Eugene Gronning

/s/ C. Eugene Gronning